

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2022

Adam Gilchrist
President and Chief Executive Officer
F45 Training Holdings Inc.
3601 South Congress Avenue, Building E
Austin, TX 78704

> **Re: F45 Training Holdings Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 10, 2022**
> **CIK No. 0001788717**

Dear Mr. Gilchrist:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Peter Wardle